Exhibit 11.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings
Income (loss) before income taxes	$83,560	$144,115	$189,098	$(25,697)	$9,246	$990	$(6,882)
Fixed charges	97,382	74,825	89,086	25,795	3,269	528	618

Total earnings	$180,942	$218,940	$278,184	$98	$12,515	$1,518	$(6,264)

Fixed charges
Interest expense and amortization of finance costs	$96,492	$74,233	$88,414	$25,551	$3,178	$476	$558
Rental expense representative of interest factor	890	592	672	244	91	52	60

Total fixed charges	$97,382	$74,825	$89,086	$25,795	$3,269	$528	$618

Ratio of earnings to fixed charges	1.9	2.9	3.1	(1)	3.8	2.9	(3)

Total fixed charges	$97,382	$74,825	$89,086	$25,795	$3,269	$528	$618
Pre-tax preferred dividend requirements	—	352	352	680	507	456	447

Total fixed charges plus preference dividends	$97,382	$75,177	$89,438	$26,475	$3,776	$984	$1,065

Ratio of earnings to combined fixed charges and preference dividends	1.9	2.9	3.1	(2)	3.3	1.5	(4)

(1)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss for the year ended December 31, 2002, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $6.9 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss for the year ended December 31, 2002, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $7.3 million to achieve a coverage ratio of 1:1.